UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

ZIPREALTY, INC.

(Name of Subject Company)

ZIPREALTY, INC.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

98974V 107

(CUSIP Number of Class of Securities)

Charles C. Baker

President and Chief Executive Officer

ZipRealty, Inc.

2000 Powell Street, Suite 300

Emeryville, CA 94608

(510) 735-2600

With copies to:

Brett Cooper

Richard V. Smith

Orrick, Herrington & Sutcliffe LLP

The Orrick Building

405 Howard Street

San Francisco, California 94105

(415) 773-5700

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of ZipRealty, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on July 16, 2014 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Honeycomb Acquisition, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned indirect subsidiary of Realogy Group LLC, a Delaware limited liability company (“Realogy”), to purchase all of the outstanding shares of Common Stock (collectively, the “Shares”), at a purchase price of $6.75 per Share, net to the seller thereof in cash, without interest (the “Consideration”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 16, 2014 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”, which together with the Offer to Purchase, constitute the “Offer”). The Offer is described in the Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”), filed by Realogy and Purchaser with the SEC on July 16, 2014. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9 and are incorporated by reference herein.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below and should be read in conjunction with the Schedule 14D-9, which should be read in its entirety. Any page references in the information below are to pages in the Schedule 14D-9.

ITEM 8.	ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the first paragraph on page 37 under the heading “Certain Company Forecasts-Additional Cautionary Statements about the Forecasts” with the following paragraph:

No representation or warranty is or has been made to the Offerors or holders of Shares by the Company or any other person regarding the information included in the Forecasts. The inclusion of the Forecasts in this Schedule 14D-9 should not be regarded as an indication that the Forecasts will be predictive of actual future events nor construed as financial guidance, and they should not be relied on as such.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

ZipRealty, Inc.

Dated: July 29, 2014	By:	/s/ Samantha Harnett
	Name:	Samantha Harnett
	Title:	General Counsel

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